

Mail Stop 7010

October 30, 2007

Via U.S. mail and facsimile

Mr. Roger Agnelli
Chief Executive Officer
Companhia Vale Do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ,
Brazil

> **Re:** **Companhia Vale Do Rio Doce**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed May 16, 2007**
> **File No. 001-15030**

Dear Mr. Agnelli:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended 2006

Exhibits

1.   It appears that certain required exhibits are missing. As examples only:
   - You state that Arcelor Mittal accounted for 17.9% of your shipments of iron ore and pellets in 2006. Please tell us whether you have a written agreement with Arcelor Mittal and file this agreement as appropriate.
   - Please file the agreement relating to your October 2006 acquisition of a majority stake in Inco.
   - Please file the Valepar shareholders' agreement that, among other things, allocates CVRD's board seats, commits the Valepar shareholders to support a dividend policy by CVRD of 50% distribution of your net profit for each fiscal year, and requires the Valepar shareholders to cause their representatives on CVRD's board to vote only in accordance with decisions made at Valepar pre-meetings.

   If any exhibit has been previously filed, you can incorporate it by reference by noting that fact in the exhibit index.

Engineering Comments

General

1.   Please disclose the commodity prices used to estimate all your reserves.

Coal, page 52

2.   Please disclose the BTU or the metric heat equivalent content of your coal reserves. In addition please disclose the historic coal price for your primary coal market area for the last five years and display it within your filing as a chart or a graph.

Bauxite, page 54

3.   Please review the reconciliation for your bauxite production as compared to your bauxite reserves. It appears that the MRN reconciliation only addressed the Almeidas mine and not the other mines/operations. Please include the recent mine production in your reconciliation discussion and table.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact George Schuler at (202) 551-3718 with any engineering questions. Please contact John Madison at (202) 551-3296 or Anne Nguyen Parker, Legal Branch Chief, at (202) 551-3611 with any other questions.

                        Sincerely,

                      H. Roger Schwall
                      Assistant Director

cc: A. Nguyen Parker
        G. Schuler
        J. Madison